Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

July 1, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman
Sandra Hunter Berkheimer
John Spitz
Amit Pande

Re:	Aquaron Acquisition Corp.
Amendment to Draft Registration Statement on Form S-1
Submitted March 16, 2022
CIK No. 0001861063

Ladies and Gentlemen:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 25, 2022, relating to the above-referenced Amendment to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on March 16, 2022), all page references herein correspond to the page of Amended S-1.

Index to Financial Statements, page F-1

1.	We note that you include two differently dated audit reports of your independent registered public accounting firm on pages F-2 and F-15 covering the same financial reporting period presented in the filing. Please revise your filing to include one audit report that is consistent with the audit report dates referenced in your consent filed as Exhibit 23.1, dated May 25, 2022.

In response to the Staff’s comment, the Company has revised the filing to include one audit report that is consistent with the audit report dates referenced in the consent filed as Exhibit 23.1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Jie Weng, Aquaron Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.